SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11th September 2002

(3 pages)

ESPIRITO SANTO FINANCIAL GROUP S.A.
(Registrant's Name)

231 Val des Bons-Malades
Luxembourg-Kirchberg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20F x   Form 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-......

ESPÍRITO SANTO FINANCIAL GROUP CHANGES ITS CORPORATE STATUS IN LUXEMBOURG AND APPOINTS NEW AUDITORS

At an extraordinary shareholders'meeting held in Luxembourg on 6th September 2002, the shareholders of Espírito Santo Financial Group SA ("ESFG") approved the change of status of ESFG from a holding company regulated by the law of 31st July 1929 of the Grand-Duchy of Luxembourg ("Luxembourg"), to that of a *Société de Participations Financières* ("Soparfi").

This change required alterations to articles 3rd and 24th of ESFG's statutes concerning the corporate object, as described in detail in the notice of meeting published on the 2nd and on the 16th August 2002. As a consequence, the statutory object of ESFG, as a Soparfi, will now be wider than the previous statutory object and potentially more advantageous for the company. This change will allow ESFG more flexibility in terms of the management of its day-to-day affairs, as well as those of its subsidiaries.

There will also be important fiscal effects from ESFG acquiring the Soparfi status. As a Soparfi, ESFG will now be able to receive dividend income from its subsidiaries located within the European Union, free of withholding tax at source, in accordance with the EU Parent Subsidiary Directive 90/435. However, the dividends payable by ESFG, as a Soparfi, to its shareholders will be subject to Luxembourg withholding tax, presently 20%. This is below the withholding tax presently applicable to most of the dividend income received from ESFG subsidiaries. Moreover, Luxembourg has double taxation agreements with a large number of countries which may cover the vast majority of the jurisdictions where its shareholders are resident.

In addition, and in contrast with the previous situation, as a Soparfi, ESFG itself will now be subject to income tax and capital gains tax in Luxembourg. However, the nature of ESFG's investments in its subsidiary companies allows it to benefit substantially from the exemptions granted by Luxembourg laws and regulations for the determination of ESFG's taxable income.

The shareholders also approved the replacement of Stenham Gestinor Audit by KPMG Audit as "Reviseur d'Entreprises" of ESFG in Luxembourg.

11th September 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.

By: Manuel de Magalhães Villas-Boas
Director

Date : 11th September 2002